SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
_____________
FORM 11-K
ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Mark One):
☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended    December 31, 2018
OR
☐  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from __________ to __________
Commission file number    1-724
A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:  PVH Corp. Associates Investment Plan For Residents Of The Commonwealth Of Puerto Rico

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: PVH Corp., 200 Madison Avenue, New York, New York 10016

SIGNATURES
The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
PVH CORP.
ASSOCIATES INVESTMENT PLAN FOR
RESIDENTS OF THE COMMONWEALTH
OF PUERTO RICO

Date: June 26, 2019	By: /s/ Dana Perlman
Dana Perlman
Member of Plan Committee

ANNUAL REPORT ON FORM 11-K ITEM 4

PVH ASSOCIATES INVESTMENT PLAN FOR
RESIDENTS OF THE COMMONWEALTH
OF PUERTO RICO

FINANCIAL STATEMENTS

December 31, 2018 and 2017

ANNUAL REPORT ON FORM 11-K ITEM 4

PVH ASSOCIATES INVESTMENT PLAN

TABLE OF CONTENTS

December 31, 2018 and 2017

Page

Report of Independent Registered Public Accounting Firm

Financial Statements

 Statements of Net Assets Available for Benefits

 Statement of Changes in Net Assets Available for Benefits

 Notes to Financial Statements

Supplemental Schedule

 Form 5500, Schedule H, Line 4i--Schedule of Assets (Held at End of Year)
1 3 4 5 11

Report of Independent Registered Public Accounting Firm

Administrative Committee of the Plan
PVH Associates Investment Plan for Residents
Of the Commonwealth of Puerto Rico

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for plan benefits of the PVH Associates Investment Plan for the Residents of the Commonwealth of Puerto Rico (the “Plan”) as of December 31, 2018 and 2017, the related statements of changes in net assets available for plan benefits for the year ended December 31, 2018, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2018 and 2017, and the changes in net assets available for plan benefits for the ended December 31, 2018, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Accompanying Supplemental Information
The supplemental information in the accompanying Schedule H, line 4i - schedule of assets (held at end of year) as of December 31, 2018, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Plan’s auditor since 2005.

Spielman, Koenigsberg & Parker, LLP

New York, NY
June 25, 2019

PVH ASSOCIATES INVESTMENT PLAN FOR RESIDENTS
OF THE COMMONWEALTH OF PUERTO RICO

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2018 and 2017

	2018	2017

Assets

Cash	$ -	$ 7,540
Participant-directed investments	1,336,855	1,321,391

Receivables:
Notes from participants	81,068	70,777

Total assets	1,417,923	1,399,708

Net assets available for benefits	$ 1,417,923	$ 1,399,708

The accompanying notes are an integral
part of these financial statements.

PVH ASSOCIATES INVESTMENT PLAN FOR RESIDENTS
OF THE COMMONWEALTH OF PUERTO RICO

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the Year Ended December 31, 2018

Additions

Investment income:
Net depreciation of investments	$ (140,991)
Interest and dividend income	29,089
Total investment loss	(111,902)

Interest income on notes receivable from participants	3,635

Contributions:
Employer, net of forfeitures	50,658
Participants	113,133
Total contributions	163,791

Total additions	55,524

Deductions

Payments to participants	36,442
Administrative expenses	867

Total deductions	37,309

Net increase in net assets available for benefits	18,215

Net assets available for benefits at beginning of year	1,399,708

Net assets available for benefits at end of year	$1,417,923

The accompanying notes are an integral
part of these financial statements.

PVH ASSOCIATES INVESTMENT PLAN FOR RESIDENTS
OF THE COMMONWEALTH OF PUERTO RICO

NOTES TO FINANCIAL STATEMENTS

For the Years Ended December 31, 2018 and 2017

1. Description of the Plan

The following description of the PVH Associates Investment Plan for Residents of the Commonwealth of Puerto Rico (the “Plan”) provides only general information.  Participants should refer to the Plan Document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering salaried and hourly retail field workers of PVH Corp. (the “Company”) who are residents of the Commonwealth of Puerto Rico, at least age 21 or older, and have completed the earlier of; at least three consecutive months of service and are regularly scheduled to work at least 20 hours per week; or have completed at least 1,000 hours of service during the first 12 months of employment or in any subsequent calendar year. The Plan is subject to the reporting and disclosure requirements of the Employer Retirement Income Security Act of 1974 (“ERISA”).

Trustee and Recordkeeper

The Plan’s trustee is Banco Popular. The Plan’s Directed Employee Benefit custodian and recordkeeper through November 25, 2018 were Charles Schwab Bank and Milliman, Inc., respectively.  Effective November 26, 2018, the plan custodian and recordkeeper are Great-West Trust Company and Empower Retirement, respectively.

Contributions

Each year, participants may contribute up to 10% of pre-tax annual compensation, as defined by the Plan, limited to $15,000 per annum for the 2018 and 2017 plan years.  In addition, eligible participants who have attained age 50 before the close of the plan year shall be eligible to make catch-up contributions up to $1,500 for the 2018 and 2017 plan years.  The Company matches 100% of the first 1% of eligible compensation that a participant contributes to the Plan, plus 50% of the next 5% of eligible compensation contributed by the participant.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions and (b) Plan earnings.  Forfeited balances of terminated participants’ nonvested accounts are used to reduce future Company contributions.

PVH ASSOCIATES INVESTMENT PLAN FOR RESIDENTS
OF THE COMMONWEALTH OF PUERTO RICO

NOTES TO FINANCIAL STATEMENTS

Vesting

Amounts attributable to employee contributions and the allocated earnings thereon are immediately vested.  Participants become 100% vested in Company contributions and the allocated earnings thereon after two years of service.  Upon death, permanent disability, or reaching age 65, participants or their beneficiaries become 100% vested in Company contributions.

Investment Options

Upon enrollment in the Plan, a participant may direct employee or Company contributions into any of the various investment options.  A participant may contribute a maximum of 25% of contributions in PVH Corp. common stock.

Notes Receivable from Participants

Participants may borrow from the Plan, with certain restrictions, using their vested account balance as collateral.  The minimum loan amount is $1,000 and the maximum loan amount is the lesser of (i) $50,000 reduced by the participant’s highest outstanding loan balance during the previous 12 months, or (ii) 50% of the vested value of the participant’s account. Interest is fixed for the term of the loan at the prime rate plus 1%.  Loan repayments are made through payroll deductions, which may be specified for a term of 1 to 5 years or up to 15 years for the purchase of a primary residence.  Upon termination of employment, a participant is given 90 days to repay the loan in full or to establish loan repayments through an ACH debit origination before it is considered to be in default. Delinquent loans are considered to be distributions based on the terms of the Plan document.  Participant notes receivable are measured as the unpaid principal balance plus any accrued but unpaid interest.

At December 31, 2018, outstanding notes receivable from participants totaled $81,068, with maturity dates through 2023 at interest rates ranging from 4.25% to 6.25%.

Forfeitures

Contributions made on behalf of non-vested or partially vested employees who have terminated are retained by the Plan and are used to reduce the Company’s future matching contributions.  In 2018 and 2017, forfeitures of $722 and $734, respectively, were used to reduce the Company’s matching contributions.  At December 31, 2018 and 2017, forfeited non-vested accounts totaled $673 and $600, respectively.

PVH ASSOCIATES INVESTMENT PLAN FOR RESIDENTS
OF THE COMMONWEALTH OF PUERTO RICO

NOTES TO FINANCIAL STATEMENTS

Payment of Benefits

Participants electing final distributions will receive payment in the form of a lump sum amount or installment payments equal to the value of their vested account unless the participant notifies the Company of their intent to receive all or a portion of their investment balance in PVH Corp. common stock in the form of shares.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants will become 100% vested in their accounts.

2. Significant Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan were prepared using the accrual basis of accounting.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities therein, and disclosures of contingent assets and liabilities. Accordingly, actual results may differ from those estimates.

Administrative Expenses

In general, costs and expenses of administering the Plan are paid and absorbed by the Plan or the Plan Sponsor. The Plan's administrative expenses may be paid for through offsets and/or payments associated with one or more of the Plan's investment options. Investment management or related fees associated with certain investment fund options are paid by participants.

PVH ASSOCIATES INVESTMENT PLAN FOR RESIDENTS
OF THE COMMONWEALTH OF PUERTO RICO

NOTES TO FINANCIAL STATEMENTS

Investments

Investments are recorded in the accompanying financial statements at fair value.  Purchases and sales of securities are reflected on a settlement date basis.  All assets of the Plan are held by the Plan custodian and are segregated from the assets of the Company.

Recent Accounting Guidance

In August 2018, the FASB issued ASU 2018-13, Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement.  The objective of this guidance is to improve the effectiveness of disclosure for fair value measurements by adding, eliminating and modifying certain disclosure requirements.  The ASU should be applied retrospectively and is effective for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years.  Early adoption is permitted.  The Plan early adopted this standard in 2018 and adoption had no impact on the Plan financial statements.

3. Party-In-Interest Transactions

During the years ended December 31, 2018 and 2017, the Plan purchased 57 and 73 shares, respectively, and sold 13 and 66 shares of the Company’s common stock, respectively.  The Plan also received $170 and $131 during 2018 and 2017, respectively from the Company as payment of dividends on its common stock. Certain legal and accounting fees, and administrative expenses relating to the maintenance of participant eligibility records are paid by the company participating in the plan, and accordingly, are not included in the financial statements of the Plan.

4. Fair Value Measurements

The FASB defines fair value as the price that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market in an orderly transaction between market participants at the measurement date.  The guidance establishes a three level fair value hierarchy that prioritizes the inputs used to measure fair value.  The three levels of the hierarchy are defined as follows:

Level 1 – Inputs are unadjusted quoted prices in active markets for identical assets or liabilities that the Plan has the ability to access at the measurement date.

PVH ASSOCIATES INVESTMENT PLAN FOR RESIDENTS
OF THE COMMONWEALTH OF PUERTO RICO

NOTES TO FINANCIAL STATEMENTS

Level 2 – Observable inputs other than quoted prices included in Level 1, including quoted prices for identical assets or liabilities in inactive markets, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability and inputs derived principally from or corroborated by observable market data.

Level 3 – Unobservable inputs reflecting the Plan’s own assumptions about the inputs that market participant would use in pricing the asset or liability based on the best information available.

If the inputs used to measure the financial instruments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument.

The following tables set forth the financial assets of the Plan by level within the fair value hierarchy, as of December 31, 2018 and 2017:

		Fair Value Measurements at
		December 31, 2018
Asset Category	Total	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Mutual funds(1)	$1,008,183	$1,008,183	$ -	$ -
PVH Corp. common stock(2)	86,844	86,844	-	-

Total investments measured at fair value	$1,095,027	$1,095,027	$ -	$ -
Common collective trust fund measured at
net asset value(3)	241,828
Total participant-directed investments	$1,336,855

PVH ASSOCIATES INVESTMENT PLAN FOR RESIDENTS
OF THE COMMONWEALTH OF PUERTO RICO

NOTES TO FINANCIAL STATEMENTS

		Fair Value Measurements at
		December 31, 2017
Asset Category	Total	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Mutual funds(1)	$ 983,135	$ 983,135	$ -	$ -
PVH Corp. common stock(2)	122,117	122,117	-	-

Total investments measured at fair value	$1,105,252	$1,105,252	$ -	$ -
Common collective trust fund measured at
net asset value(3)	216,139
Total participant-directed investments	$1,321,391

(1)	Valued at the net asset value of the fund(s), as determined by the closing price in the active market in which the individual fund is traded.

(2)	Valued at the closing price of PVH Corp. common stock as determined by the closing price in the active market in which the securities are traded.

(3)
Valued at the net asset value of the fund as determined by a pricing vendor or the fund family.  The Plan has no unfunded commitments related to this common collective trust fund.  This fund invests in guarantee contracts and instruments and is redeemable on a daily basis without restriction.

5. Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amount reported in the Statements of Net Assets Available for Benefits.

6. Income Tax Status

The Puerto Rico Department of the Treasury has determined and informed the Company by letter dated February 24, 2014 and effective January 1, 2011, that the Plan and related trust is designed in accordance with the applicable sections of the Internal Revenue Code for a New Puerto Rico (“IRC”).  Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification.  The Plan Administrator believes that the Plan is designed and currently being operated in compliance with the applicable requirements of the IRC and therefore believes that the Plan is qualified and the related trust is tax-exempt.

SUPPLEMENTAL SCHEDULE

EIN: 13-1166910
Plan No: 014

PVH ASSOCIATES INVESTMENT PLAN FOR RESIDENTS
OF THE COMMONWEALTH OF PUERTO RICO

		(c)
	(b)	Description of investment		(e)
	Identity of issuer, borrower,	including maturity date, rate of	(d)	Current
(a)	lessor or similar party	interest, collateral, par or maturity value	Cost	Value

	American Beacon Funds	American Beacon Large Cap Value Fund;
		1,473.659 shares	**	$ 31,581
	Dimensional Fund Advisors	DFA U.S. Targeted Value Portfolio Institutional;
		525.581 shares	**	10,422
	American Funds	Europacific Growth Fund R5; 358.291 shares	**	16,105
	Fidelity Funds	Fidelity Balanced Fund; 1,330.224 shares	**	23,339
	Metropolitan West	Metropolitan West Total Return Bond Fund;
		4,777.078 shares	**	49,634
	T. Rowe Price	T. Rowe Price Blue Chip Growth Fund;
		374.875 shares	**	35,999
	Vanguard	Vanguard Target Retirement 2025; 646.856 shares	**	13,694
	Vanguard	Vanguard Target Retirement 2030; 1,140.612 shares	**	24,227
	Vanguard	Vanguard Target Retirement 2035; 2,293.829 shares	**	48,859
	Vanguard	Vanguard Target Retirement 2040; 2,617.331 shares	**	55,932
	Vanguard	Vanguard Target Retirement 2045; 12,126.433 shares	**	259,627
	Vanguard	Vanguard Target Retirement 2050; 9,291.127 shares	**	199,202
	Vanguard	Vanguard Target Retirement 2055; 8,282.474 shares	**	178,073
	Vanguard	Vanguard Target Retirement 2060; 260.993 shares	**	5,611
	Vanguard	Vanguard Institutional Index Fund;
		157.006 shares	**	35,727
	Vanguard	Vanguard Total Bond Market Index
		Institutional; 938.846 shares	**	9,811
	Vanguard	Vanguard Total International Stock Index
		Institutional; 11.620 shares	**	1,179
	Wells Fargo Funds	Wells Fargo Stable Return Fund U; 4,681.146 shares	**	241,828
	William Blair Funds	William Blair Mid Cap Growth I; 414.163 shares	**	9,161
*	PVH Corp.	PVH Corp. Common Stock; 934.307 shares	**	86,844

		Total investments		$1,336,855

*	Notes receivable from participants	Participant notes receivable; loans maturing at various dates through 2023 and bearing interest at rates ranging from 4.25% to 6.25%	**	$ 81,068
SCHEDULE H, LINE 4i--SCHEDULE OF ASSETS (HELD AT END OF YEAR) December 31, 2018

*   Party-in-interest
** Cost information is not required for participant-directed investments and therefore is not included.

EXHIBIT INDEX

Exhibit No.

23.1	Consent of Independent Auditors